CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
October 20, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media release	20 October 2008
Pharmaxis Aridol Approved for Sale in Switzerland
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that it had received approval to market Aridol from the Swiss therapeutic regulatory agency Swissmedic.
Aridol is indicated for measuring airway hyperresponsiveness and within Europe is now approved in 13 countries — Denmark, Finland, France, Germany, Greece, Ireland, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.
“Swiss physicians have been some of the earliest adopters of Aridol, pioneering early clinical trials, so I am delighted to have the product approved there” said Pharmaxis CEO Dr Alan Robertson. “This level of innovation has attracted the attention of two multinational Pharma companies who are currently funding studies in Switzerland that utilize Aridol to diagnose asthma and COPD patients who will respond to inhaled corticosteroids”.
Aridol will be distributed in Switzerland by Trimedal, a specialist respiratory and allergy pharmaceutical company based in Zurich, Switzerland. It has an extensive network of contacts with pulmonary specialists, allergists and respiratory laboratories that will be critical for the market success of Aridol. Pricing for Aridol in Switzerland is included under an existing reimbursement code so marketing may commence immediately.
A simple-to-use airways inflammation test, Aridol is a dry powder administered to patients’ lungs via a small hand-held inhaler. Doctors can use the results of this test to identify airway hyperresponsiveness — a hallmark of asthma. Medications can be adjusted according to the severity of the disease.
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SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: October 20, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer